UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
Name of entity
Metal Storm Limited

ABN	Month ended (“current Month”)

99 064 270 006	31 January 2010
Consolidated statement of cash flows

	Current	Year to date
	Month	(1 month)
	$A’000	$A’000
Cash flows related to operating activities
1.1 Receipts from customers	186	186
1.2 Payments for (a) staff costs	(271)	(271)
(b) advertising and marketing	—	—
(c) research and development	(5)	(5)
(d) leased assets	—	—
(e) other working capital	(269)	(269)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	1	1
1.5 Interest and other costs of finance paid	—	—
1.6 Income taxes paid	—	—
1.7 Other (provide details if material)	—	—

Net operating cash flows	(358)	(358)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

	Current	Year to date
	Month	(1 month)
	$A’000	$A’000
1.8 Net operating cash flows (carried forward)	(358)	(358)

Cash flows related to investing activities
1.9 Payment for acquisition of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
Proceeds from disposal of:
1.10 (a) businesses (item 5)	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	—	—

1.14 Total operating and investing cash flows

Cash flows related to financing activities
1.15 Proceeds from issues of shares, options, etc.	1,064	1,064
1.16 Proceeds from sale of forfeited shares	—	—
1.17 Proceeds from borrowings	—	—
1.18 Repayment of borrowings	(5)	(5)
1.19 Dividends paid	—	—
1.20 Other	—	—

Net financing cash flows	1,059	1,059

Net increase (decrease) in cash held	701	701

1.21 Cash at beginning of Month/year to date	67	67
1.22 Exchange rate adjustments to item 1.20	—	—

1.23 Cash at end of Month	768	768

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current Month
$A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	40

1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions
Directors’ fees.
Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
        —

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
        —
Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available	Amount used
	$A’000	$A’000
3.1 Loan facilities	15,896	15,896

3.2 Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Reconciliation of cash

Reconciliation of cash at the end of the Month
(as shown in the consolidated statement of cash flows)	Current Month	Previous Month
to the related items in the accounts is as follows.	$A’000	$A’000
4.1 Cash on hand and at bank	768	67
4.2 Deposits at call	—	—
4.3 Bank overdraft	—	—
4.4 Other (provide details)	—	—

Total: cash at end of Month (item 1.23)	768	67

Acquisitions and disposals of business entities

	Acquisitions	Disposals
	(Item 1.9(a))	(Item 1.10(a))
5.1 Name of entity	—	—
5.2 Place of incorporation or registration	—	—
5.3 Consideration for acquisition or disposal	—	—
5.4 Total net assets	—	—
5.5 Nature of business	—	—
Compliance statement
1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 26 February 2010

(Director/Company secretary)

Print name:	Peter R Wetzig

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments
Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
The Company announced on 5 January 2010 that it entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
The facility amount of up to AU$20.2M is being made available to the Company.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),

•	A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
The facility provides Metal Storm with funding for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
In addition the Company has signed a subscription agreement providing a further $700,000 in capital. $300,000 was received on 25 January and the balance will be received within one week of the Company obtaining shareholder approval of the agreement expected to be in early March.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra QLD 4076 Australia Tel: +61 7 3123 4700 Fax: +61 7 3217 0811
Appendix 4E
Preliminary Final Report
For the Year Ended 31 December 2009
Results for Announcement to the Market
(All comparisons to year ended 31 December 2008)

		Movement
	$	$		Movement %

Revenues from ordinary activities	1,112,481	1,088,850	Down	49.5%
Loss from ordinary activities after tax	(11,307,664)	651,661	Up	5.7%
Dividend Information
Dividends are not proposed

	31 Dec 09	31 Dec 08

Net tangible assets per security	(2.4) cents	(2.2) cents
Additional Appendix 4E disclosure requirements can be found in the notes to the ASX 2009 Financial Report.
Annual Meeting
The annual meeting will be held as follows:

Date:	Friday, 21 May 2010
Time:	11h00
Venue:	Cairns Room, Management House, Australian Institute of Management, Cnr Boundary & Rosa Streets, Spring Hill, Brisbane
The Annual Report will be available on approximately 20 April 2010.
Audit Information
The financial statements have been audited and a copy of the independent Audit Report is attached to the Financial Statements

Metal Storm Limited
99 064 270 006
Contents to Annual Report
This annual report covers both the separate financial statements of Metal Storm Limited as an individual entity and the consolidated financial statements for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. The financial statements are presented in Australian dollars.
The financial statements were authorised for issue by the directors on 26 February 2010. The directors have the power to amend and reissue the financial statements.

Metal Storm Limited
Corporate Information
As at 15 February 2010

Directors:	T J O’Dwyer Chairman
L J Finniear Chief Executive Officer
J R Nicholls
T W Tappenden

Company Secretary:	P R Wetzig

Registered Office and Principal Place of Business:

Australia:	Building 4, 848 Boundary Road Richlands QLD 4077 Australia Phone +61 7 3123 4700 Fax: +61 7 3217 0811 Email: msau@metalstorm.com Web: www.metalstorm.com

USA:	Suite 810, 4350 N Fairfax Drive Arlington VA 22203 USA Phone +1 703 248 8218

Auditors:	PricewaterhouseCoopers

Bankers:	Westpac Banking Corporation Suncorp Metway Limited Wachovia Bank (USA)

Lawyers:	Corrs Chambers Westgarth Baker McKenzie

Patent Attorney:	Davis Collison Cave

Share Register Australia:	Computershare Investor Services Pty Ltd Level 19, 307 Queen Street Brisbane QLD 4000 Australia Tel: +61 7 3237 2100 Fax: +61 7 3237 2152 Web: www.computershare.com.au

Share Register USA:	Bank of New York Depository Receipts Division 6th Floor, 620 Avenue of the Americas New York NY 10011 USA

Stock Exchange Listings:	Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its interest bearing convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), its secured convertible notes are quoted on the ASX (trading code (MSTGA), ADR’s are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

2 | Page

Metal Storm Limited
Directors’ Report
31 December 2009
Directors’ Report
Your Directors submit their report for the year ended 31 December 2009 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).
Directors
The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2009 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.

B Com, Dip Adv Acc., FCA, FAICD
Mr Terry J O’Dwyer	(Non-Executive Chairman)
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited[1], appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	MFS Limited (Chairman), appointed March 2005, resigned March 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited
In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the Company’s non-executive Chairman.

B Sc (Hons), PhD, FAICD
Dr Lee J Finniear	(Managing Director and Chief Executive Officer)
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.
In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country.
Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.
Dr Finniear holds a B.Sc (Hons) in Civil Engineering from Loughborough University, UK and a P.H.D in Engineering and artificial intelligence. He is a Fellow of the Australian Institute of Company Directors.

[1]	Denotes current directorship

3 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)

B Com, MBA
Mr John R Nicholls	(Non-Executive Director)
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.
During the past three years, Mr. Nicholls has held the following listed company directorships:
•	Brandrill Limited, appointed 16 December 2004. Resigned 16 December 2009.

•	Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006

•	Nylex Limited[1], appointed 18 December 2006
He has extensive experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr. Nicholls is also a member of the Audit and Finance Committees and the Nominations and Remuneration Committee.

ACA, FAICD
Mr Trevor W Tappenden	(Non-Executive Director)
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
Mr Tappenden is actively involved as an Independent Company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations
Current Directorships (in addition to Metal Storm Limited):
•	Listed companies: Director, Bionomics Limited

•	Other: Chairman, Heide Museum of Modern Art; Director, Buckfast Pty Ltd (Investment Coy); Director, Dairy Food Safety Victoria; Director, John Heine Memorial Foundation (Charitable Foundation); Director, VITS Language Link; Councillor, RMIT University.
Special Responsibilities — Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.

B Com, Dip CM, FCA, FCIS, Barrister (Qld)
Mr Peter R Wetzig	Company Secretary
Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies.
Mr Wetzig was previously an executive of the company from 1999 to 2002 and occupying the role Chief Financial Officer and Company Secretary. Prior to holding this position he held a number of roles of senior management positions in ASX listed Queensland companies. Mr Wetzig has been a financial and governance executive for over 20 years.

[1]	Denotes current directorship

4 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
Interests in the shares and options of Metal Storm Limited
As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	T J O’Dwyer	L J Finniear	J R Nicholls	T W Tappenden
Ordinary Shares	1,054,979	447,062	—	—
Options Over Ordinary Shares	—	1,000,000	—	—
Earnings per share

	2009	2008
	¢	¢
Basic and diluted loss per share	(1.7)	(1.8)
Dividends
No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.
Corporate information
Corporate structure
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared a consolidated financial statements incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Company’s corporate structure:
Figure 1: Corporate structure
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees.
Nature of operations and principal activities
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
There have been no significant changes in the nature of those activities during the year.
Significant changes in state of affairs
There have been no significant changes in the state of affairs during the year.
Employees
The Company employed 27 staff as at 31 December 2009 (2008: 32 staff).

5 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
Review of Operations
Summary
Metal Storm entered 2009 knowing that the Group would exhaust its remaining cash if further funds were not secured. This heavily influenced all aspects of Group operations with research, development, marketing and administrative functions all subjected to stringent expenditure controls to allow sufficient time for the necessary additional investment to be acquired. Despite these constraints, Metal Storm continued to make sound progress on the development of its key weapons and ammunition products throughout the year.
There were numerous successes during the year. Highlights included:
The Metal Storm 3GL 40mm three shot grenade launcher and its 40mm ammunition were certified for safe shoulder firing using non-explosive warheads. The 3GL was subsequently demonstrated to US military forces and over 400 attendees at the Nellis Air Force Base in Nevada.
The MAUL™ 18mm (12 gauge) accessory under-barrel launcher also underwent limited certification to permit shoulder firing, and has been demonstrated to a range of law enforcement and military agencies during the year. As a result, in November 2009 the Canadian Defense Force placed an order for MAUL™ weapons and ammunition for trial purposes.
The FireStorm™ 40mm 4 barrel 24 shot remotely operated automatic grenade launcher was mounted to an iRobot Warrior unmanned ground vehicle and was live fire demonstrated to military representatives during Empire Challenge 2009, at the China Lake test facility in California. FireStorm was also re-designed as a 12 barrel system to address the requirements of the US Marines Mission Payload Module (MPM) Program
Feedback from all demonstrations has been particularly positive. 2009 was the first year that the Group demonstrated all of its weapons live firing in practical, lightweight configurations representative of the systems customers would actually purchase.
Throughout 2009, significant effort and resource were applied to the acquisition of new investment and to the extension of the existing convertible notes. The Global Financial Crisis has made this extremely challenging, but with the support of shareholders, noteholders and new investors, the Company continues to operate as a going concern and comply with listing rule 12.2 in respect of its financial position and listing rule 3.1 in respect of its continuous disclosure obligations. The directors are of the opinion the Company is currently solvent.
The Company has called a shareholder meeting for 4 March, 2010 to seek shareholder approval for an equity line of credit agreement with UK based Global Equity Markets Limited (GEM), as well as equity investments from a number of private investors. These investments will provide a stable basis from which the Group will concentrate on product marketing and the acquisition of sales contracts.
In addition the Company intends to seek additional capital. The Company has re-established contact with a number of parties it had previously been in discussions with prior to signing the AFHL funding agreement and is continuing to seek out new parties capable of providing upfront capital to the Group. The Company is also looking at other means of raising funds. These additional funds would be sought wherever possible on terms more favourable than the current primary funding arrangements and should provide the Group with a more certain capital structure.
Product Strategy
Throughout 2009 the Group continued to focus on its primary strategy; to design, qualify and deliver production weapons systems to military, law enforcement and other peacekeeping organizations. The Group has therefore maintained its focus to develop and qualify two 40mm calibre weapons systems plus one 18mm calibre weapons system that together will offer, differentiated benefits to military and law enforcement users. Further details on each product are provided in subsequent sections.
The Company recognises that to enter full-scale production and to market its products worldwide it will need the assistance of other organizations. To that end the Group has entered into a number of strategic partnerships with major companies.
In 2008 the Company signed a Joint Collaboration Agreement with STK with the specific objective being to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons”. This strategic agreement has been operating successfully for 2 years to date, with practical joint development and testing continuing toward the qualification of Metal Storm 3GL and 40mm high explosive ammunition. The agreement secures for the Company a global, highly qualified partner to bring its weapons and munitions though the remaining stages to product sale and delivery.

6 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
In 2010, the Company will be expanding the strategic relationships with companies that offer complimentary technology and distribution channels that will enhance the utility and sales potential of Metal Storm’s weapon systems.
Technology & Intellectual Property
Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology during firing are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load.
Metal Storm’s weapons can produce semi-automatic or automatic fire without the need for a traditional ammunition feed or ejection system. Barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through computerised fire control systems and integrate well with the control systems of Unmanned Vehicles
The Company’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, and its patented design allows the leading projectile to be reliably fired without causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel.
The technology has the following features and benefits:
•	Electronically programmable rates of fire from single shots to ultra-rapid burst rates;

•	No moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	Increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	Modular pods that could operate as a complete weapons system in one container;

•	Digital electronic operation;

•	Ideally suited to mounting on robotic and remotely operated platforms

•	The potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

•	Numerous hybrid configurations and Special Forces applications.
Intellectual Property forms a core part of the value of Metal Storm. The Company maintains a significant intellectual property portfolio covering 32 patent families, with 161 patents granted and 77 pending.
Products
The Group is actively developing and/or is in the process of certifying the following products:
•	3GL — semi-automatic 3 Shot 40mm modular under-barrel grenade launcher

•	FireStorm™ — 4 barrel 16 shot 40mm remotely operated weapon system

•	MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher

•	A range of 40mm and 18mm Lethal and Less Lethal ammunition
3GL
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It weighs only 1lb more than a single shot M203 grenade launcher, while providing three times the firepower before reloading.
Key achievements during 2009 included:
•	Successfully certifying the weapon for shoulder firing with non-explosive rounds

•	Conducting shoulder fired, rapid-fire demonstrations to over 400 US Military and related US Arms Industry representatives at Nellis Air Force Base, Nevada

•	Conducting shoulder fire demonstrations of the 3GL under-slung on an M16 assault rifle

•	Design and fabrication of a new compact 3GL variant for close quarter urban combat that can be fitted to a broader range of assault rifles.

7 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
•	Successfully completing a substantial number of pre-qualification tests including endurance fire testing where 200 rounds were fired without cleaning the weapon
Moving forward, work will continue on enhancing the weapon design to further improve robustness and reliability in extreme environmental condition. Formal qualification of the weapon can be completed only once the 40mm STORM 40 ammunition is itself qualified. In the meantime the Group will conduct a series of live fire demonstrations to potential customers as a part of its business development activities.
FireStorm™
FireStorm™ is a lightweight multi-barrel 40mm Remotely Operated Weapons System (ROWS), which Metal Storm is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of Metal Storm developments in both lethal and less-lethal munitions, FireStorm™ provides a high degree of flexibility for military forces, law enforcement and security personnel.
FireStorm™ development has continued in 2009 with a focus on increasing the munitions load and adding additional non-lethal capability.
Key achievements during 2009 included:
•	Participation in the Modern Day Marine Exposition Robot Rodeo integrated on an iRobot Warrior platform.

•	Expansion of the weapons pod to 12 barrels for increased volume of fire

•	Development of an enhanced less lethal capability

•	Conceptual development of a FireStorm system specifically for the Marine Corps Transparent Armor Gun Shield

•	Participation in the 2009 Empire Challenge at China Lake Naval Base
Looking ahead, FireStorm™ development will likely be focused on the specific requirements of the United States Marine Corps Mission Payload Module programs as well as on the inclusion of an advanced targeting system for crowd control missions.
MAUL™
The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery. Minimal size and weight are hallmarks of the MAUL™, which is currently the lightest, smallest automatic fire under-barrel shotgun in the world.
The MAUL™ was publicly introduced at the National Small Arms Conference in Las Vegas in May of 2009 where it participated in live fire demonstrations.
Key achievements during 2009 included:
•	Successful completion of the MAUL project for the Office of Naval Research.

•	Product Introduction at the National Small Arms Conference

•	Product introduction at the International Chiefs of Police show in Denver CO.

•	Receipt of an order from Defence Canada Research for three MAUL weapons

•	Product demonstrations for several U.S. Government agencies.

•	Manufacture of limited production units.
The next steps are for the MAUL™ to be put through manufacturing engineering, cost engineering and reliability engineering programs followed by an extensive weapons certification process. Additionally, the munitions offering for MAUL™ will be expanded to include a non-explosive door breaching munition that has been requested by a US government agency.
Ammunition
In 2010 the Group expects to certify the STORM40 40mm High Explosive grenade ammunition for safe shoulder firing.
Development will continue on less lethal 40mm ammunition in accordance with the needs of the MPM project and other military or law enforcement contracts that the company acquires during the year.
Development of 18mm MAUL™ ammunition will be accelerated; with a non-explosive close-in door breaching round and a buckshot round expected to enter rigorous testing.

8 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
In addition the Group is engaged on a subcontract for the United States Marine Corps for the development of an optical proximity fusing system for 40mm grenades. This system aims to provide an airburst capability without the need for expensive, heavy weapon-integrated rangefinders, and without needing to program the ammunition before firing.
Contracts
Our contract work continues to be an important component of Metal Storm’s business strategy. Not only does it provide sustaining revenue, it also accelerates the advancement of our technology and brings us closer to the user community.
Metal Storm Inc. completed two contracts in 2009, which included the co-development and successful test firing of a naval, high-velocity stacked round weapons system with a large defence contractor, and the successful completion of the MAUL™ program for the Office of Naval Research.
Three further contracts were initiated in 2009 that are ongoing. In conjunction with the National Small Arms Technology Consortium, we are developing advanced fusing for the M433 high explosive round. This project is well on track to be completed in May of 2010. We expect to complete our Canadian MAUL™ contract in May with a potential follow on program behind it. Additionally, we are working under a subcontract on a project to develop a proximity fused 40mm airburst grenade for the United States Marine Corps.
Engineering
At the beginning of 2009, aware of the potential funding challenges, the Group adopted a hiring freeze. During the year 5 engineering staff were lost through attrition, which reduced our overall engineering capacity by almost 25%. While this increased the pressure on the remaining staff and the projects, it was necessary to conserve costs wherever possible. The organisation was nevertheless still able to continue to progress development while also enhancing the existing engineering, configuration and change control processes that are essential to a successful, certifiable outcome.
STK ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges provided key assistance to our engineering operations, all accessed through the STK Joint Collaboration Agreement.
Systems safety testing and documentation formed a significant component of the work performed by Metal Storm engineers and STK specialists over the course of the year. This work is essential to ensure that Metal Storm weapons can pass stringent safety qualification requirements before being fielded with military forces.
In parallel with this the US based engineering team continued to advance the MAUL™, FireStorm™ and less lethal munitions development in harmony with its US military contract obligations. Particular highlights were the redesign of FireStorm™ and its range of less lethal munitions to provide 12 barrels to suit the US Marines’ MPM program requirements, and on time, on budget completion of the MAUL™ development contract for the Office of Naval Research.
In 2010 the engineering focus will be on furthering the environmental qualification of the 3GL and 40mm high explosive munitions for military trials, plus the preparation of the MAUL™ for certification and deployment, together with further enhancement of FireStorm to meet the objectives of the MPM Program.
Business Development
The Group’s business development strategy has been expanded. Rather than focusing primarily on winning commercial contracts for systems that employ Metal Storm technology, greater marketing and business development effort is now being focused on creating and winning opportunities to sell quantities of 3GL, FireStorm™ and MAUL™ for trial and later deployment.
The sales cycle for weapons acquisition can be short or significant depending on the particular customer and his procurement processes. Larger volume orders do tend to have longer lead times, which is why we are focusing on trying to get Metal Storm systems into the early stages of the procurement processes, when requirements are defined.
The majority of business development effort is in the USA where there is a substantial defence research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.
The Group has also expanded its market scope to include law enforcement and homeland security agencies, in particular for the MAUL™ and the less-lethal applications of FireStorm™.
As a key element of its business development approach, the Group regularly conducts live fire trials and demonstrations to showcase the technical and operational capabilities of its products.

9 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
During 2009 the Group continued to reinforce its US and international exposure through conferences and trade shows, including IDEX (Abu Dhabi), NDIA, (US) National Guard Show, (US) Modern Day Marine Show (US), the Association of the US Army (AUSA) Exposition (US) and the International Association of Chiefs of Police (IACP) Conference (US). With the first weapons nearing qualification, shaping the global market continues to be an important step in the sales process.
Performance measurement
Management and the Board monitor the Group’s overall performance, from its strategic plan through to the performance of the Group against operating plans and financial budgets.
The Board, together with management, reviews monthly financial statements which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Company’s performance.
Financial results
The main features of the Group’s financial results were:

Revenue of	$1,112,481
Net loss of	($11,307,664)
Earnings per share of	(1.7)cents
Net liabilities at 31 December 2009 of	($19,201,004)
Net cash outflows from operating activities of	($8,704,228)
Net movement in cash and cash equivalents of	($7,457,957)
Accumulated losses of	($99,746,061)
Risk management
The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Company’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Board has established an Audit and Risk Committee to oversee this process.
The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:
Board approval of a strategic plan, which encompasses the Company’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk.
Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature
Significant events after the end of the reporting period
On 5 January 2010, the Company announced it had entered into an agreement in relation to a $20.2 million equity line of credit facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
Initially, $700,000 (Tranche One) has been advanced to the Company. This was completed on 10 February 2010.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),
A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).
Shares will be issued at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 days immediately following the date the Company issues a draw down notice (except Tranche One which was a 10 day VWAP).
In addition the Company will issue GEM one unlisted option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the

10 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
Company’s shares, which will be used by GEM to assist in funding the advances. GEM has entered into a stock lending agreement with Empire Equity Limited.
On 25 January 2010, the Company announced it had entered in to a Share Subscription Agreement for a further $700,000. $300,000 was received on that day and the balance of funds is due within one week of shareholder approval.
If Shareholders approve the subscription, then within one week after the Meeting to be held on 4 March 2010, the Company will issue $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
On 27 January 2010 the Company announced that the US Patent Office had allowed, and will grant, 5 patents that are material to the Company’s IP protection in the USA. These include a patent protecting inventions within the internal sealing of Metal Storm ammunition, a patent on weapons systems using selectable kinetic energy, and a patent protecting safety systems that detect when a projectile has moved in the barrel. Also included was an important patent protecting the target interception systems used by Metal Storm for missile and incoming projectile defence, plus a patent protecting Metal Storm’s set defence alternative to conventional minefields. These patents add measurably to the depth and breadth of Metal Storm’s patent protection in the USA.
Likely developments and expected results
Disclosure of certain information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Where this applies this information has not been disclosed in this report.
Operations subject to significant environmental regulation
The Company’s operations are not subject to any particular and significant environmental regulations.
Share options
Unissued shares
As at the date of this report, there were 54,123,521 unissued ordinary shares under unlisted options (90,345,809 at the end of the reporting period). Refer to note 32 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options
During the year, there were 1,293,758 unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2008: nil).
Indemnification and insurance of directors and officers
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named earlier in this report), the Company Secretary, Mr Peter Wetzig, and all executive officers of the Company and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Company or any related body corporate against a liability incurred as such an officer.

11 | Page

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
Remuneration Report (Audited)
This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Company and the Group receiving the highest remuneration.
The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.
Directors
The following persons were directors of Metal Storm Limited during the financial year:

Name	Position

T J O’Dwyer	Chairman
L J Finniear	Managing Director and Chief Executive Officer
P D Jonson	Non-executive Director	(resigned 16 Feb 2009)
J R Nicholls	Non-executive Director
T W Tappenden	Non-executive Director
All of the above persons were also Directors for the entire year ended 31 December 2008 except T W Tappenden who was appointed on 1 July 2008. Mr J M Crunk was a Director for part of 2008 until his resignation on 23 May 2008.
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited
B I Farmer	Chief Financial Officer	Metal Storm Limited
D M Pashen	Chief Engineer	Metal Storm Limited
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

P D Faulkner	General Manager — Metal Storm Inc	Metal Storm Inc
A D Schatz	Vice President — Business Development	Metal Storm Inc
All of the above persons were also key management persons for the year ended 31 December 2008, except for D M Pashen who commenced employment on 8 September 2008. J Cronin, who resigned on 29 February 2008, was also key management personnel for part of 2008.
Remuneration philosophy
The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and executives.
To this end, the Company embodies the following principles in its remuneration framework:
Provide competitive rewards to attract high calibre executives;
Link executive rewards to long-term shareholder value;
A portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and
Establish appropriate, demanding performance hurdles in relation to variable executive compensation.
In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.

12 | Page

Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.
Remuneration structure
In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.
Remuneration policy and its relationship to company performance
The Company’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.
The following is a summary of the Company’s financial performance over the last 5 years:

	2005	2006	2007	2008	2009
	$	$	$	$	$

Net loss after tax attributable to members	(10,914,600)	(15,337,010)	(9,998,150)	(10,656,003)	(11,307,664)
Cash Outflow from operating activities	(11,241,259)	(7,953,311)	(11,255,896)	(10,180,514)	(8,704,228)
Loss per share (cents per share)	(2.09)	(2.85)	(1.69)	(1.8)	(1.7)
Dividends paid	—	—	—	—	—
Opening share price	0.26	0.20	0.16	0.09	0.05
Closing share price	0.20	0.16	0.09	0.05	0.02
The Company is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Company, if successful, this strategy will give the Company greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Company.
Accordingly in setting remuneration policy the Board has regard to the need for the Company to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Company through its development phase with the objective of commercialisation of the Company’s technology and delivering shareholder value.
Non-executive Director Remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Company annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.
Given the stage of development of the Company Directors are encouraged to participate in the equity of the company.
The remuneration of non-executive Directors for the period ending 31 December 2009 is detailed on page 16 of this report.

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Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
Senior manager and executive Director remuneration
Objective
The Company aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:
Reward executives and key management personnel for Company and individual performance against targets set by reference to appropriate benchmarks;
Align the interests of executives with those of shareholders;
Link reward with the strategic goals and performance of the Company; and
Ensure total remuneration is competitive by market standards.
Structure
In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on pages 15 and 16 of this report.
Remuneration consists of the following key elements:
Fixed remuneration
Variable remuneration — Short Term Incentive (‘STI’);
The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.
Fixed remuneration
Objective
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.
Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.
Structure
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company. The fixed remuneration component of executives is detailed in Table 1 on page 16.
Variable remuneration — short term incentive (STI)
Objective
The objective of the STI program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.
Structure
Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.

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Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The STI program was applicable to the Chief Executive Officer and the General Manager — Metal Storm Inc for 2009. No payments have been made for 2009 performance under the STI program. $186,400 was paid to Dr Finniear during 2009 for 2008 performance under the STI program. The Company has yet to determine the bonuses to be paid under the STI program for 2009. No expenses have been recorded in the profit and loss with regard to bonuses for 2009 performance.
The Board believes that appropriately designed equity-based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. Equity-based remuneration, however, has limitations and can contribute to ‘short-termism’ on the part of senior executives. Accordingly, the Board believes it is important that the design appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes.
Employment contracts
Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Chief Engineer. The General Manager — Metal Storm Inc was employed under a letter of offer.
Dr L J Finniear, Chief Executive Officer
Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 plus superannuation at reporting plus 1,000,000 options vesting half yearly (500,000 per half year) over 1 year at an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear was granted a cash bonus of $186,400 on 17 March this year for making appropriate progress in the development of product, successful on time & budget delivery of military contracts, meeting all convertible note financial covenants, and performance in business operation and as a company director.
Dr Finniear may resign from his position and terminate this contract by providing three months written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.
The Company may terminate the contract immediately at any time if serious misconduct has occurred.
B I Farmer, Chief Financial Officer
Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.
Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
D M Pashen, Chief Engineer
Under the terms of this contract dated 16 December 2008, Mr Pashen will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.
Mr Pashen may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Pashen’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
P D Faulkner, General Manager — Metal Storm Inc
Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$214,820 at the end of the reporting period) and has been granted 200,000 options, all vested at the date of this report. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.

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Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
A D Schatz, Vice President — Business Development
Under the terms of his contract, Mr Schatz will be paid a fixed component (US$135,330 at the end of the reporting period). Mr Schatz is entitled to commission payments of 4% on the first $100,000 of a funded order and 1% on the amount greater than $100,000.
The Company may terminate this employment agreement by providing one months notice or providing payment in lieu of the notice period (based on the fixed component of Mr Schatz’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
Remuneration of key management personnel
Table 1: Directors’ Remuneration For the year ended 31 December 2009

	Short Term Employee Benefits
	Salary &	Cash	Non Monetary		Post Employment	Share Based		Total	Performance
Name and	Fees	Bonus	Benefit	Other	Benefits	Payments	Termination	Remuneration	Related
Position	$	$	$	$	$	$	$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
P D Jonson Director (Non-Executive) Resigned 16/2/09	7,500	—	—	—	—	—	—	7,500	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T W Tappenden Director (Non-Executive) Appointed 1/7/08	60,000	—	—	—	—	—	—	60,000	—

Total Non Executive Directors	197,500		—	—	—	—	—	197,500	—
L J Finniear Managing Director & Chief Executive Officer	320,000	186,400	—	—	45,576	—	—	551,976	33.8%

Total Executive Directors	320,000	186,400	—	—	45,576	—	—	551,976	—

P R Wetzig Company Secretary	83,300	—	—	—		—	—	83,300	—
B I Farmer Chief Financial Officer	150,000	—	—	—	13,500	2,340	—	165,840	—
P D Faulkner Senior Vice President - Director of US Operations	272,838	—	15,622	—	8,138	—	—	296,598	—
D M Pashen Chief Engineer appointed 8/9/08	135,840	—	14,160	—	13,500	2,340	—	165,840	—
A D Schatz Vice President - Business Development	180,836	—	7,601	—	5,425	—	—	193,862	—

Total Other Key Management	822,814	—	37,383	—	40,563	4,680	—	905,440	—

Total Remuneration of Key Management Personnel	1,340,314	186,400	37,383	—	86,139	4,680	—	1,654,916	—

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Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
Remuneration of key management personnel
Table 2: Directors’ Remuneration for the year ended 31 December 2008

	Short Term Employee Benefits
	Salary &	Cash	Non Monetary		Post Employment	Share Based		Total	Performance
Name and	Fees	Bonus	Benefit	Other	Benefits	Payments	Termination	Remuneration	Related
Position	$	$	$	$	$	$	$	$	%
T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
J M Crunk Director (Non-Executive) Resigned 23/5/08)	30,215	—	—	—	—	—	—	30,215	—
P D Jonson Director (Non-Executive) Resigned 16/2/09	60,000	—	—	—	—	—	—	60,000	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T W Tappenden Director (Non-Executive) Appointed 1/7/08	30,000	—	—	—	—	—	—	30,000	—

Total Non Executive Directors	250,215	—	—	—	—	—	—	250,215

L J Finniear Managing Director & Chief Executive Officer	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8

Total Executive Directors	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8

P R Wetzig Company Secretary	83,201	—	—	—	—	—	—	83,201	—
B I Farmer Chief Financial Officer	151,341	—	—	—	12,638	1,560 [i]	—	165,539	—
P D Faulkner Senior Vice President - Director of US Operations	228,286	—	13,890	—	6,849	—	—	249,025	—
D M Pashen Chief Engineer appointed 8/9/08	47,885	—	—	—	4,215	1,560 [i]	—	53,660	—
J Cronin Managing Engineer - resigned 29/02/08	38,163	23,500	—	—	4,815	—	—	66,478	35.4
A D Schatz Vice President - Business Development	184,787	—	1,750	2,875	5,544	—	—	194,956	—

Total Other Key Management	733,663	23,500	15,640	2,875	34,061	3,120	—	812,859

Total Remuneration of Key Management Personnel	1,285,026	108,500	17,956	2,875	68,494	10,595	—	1,493,446

i.	Shares were issued on 6 April 2009.

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Metal Storm Limited
Directors’ Report — Remuneration Report (Audited)
31 December 2009 (cont.)
During the financial year no options were granted to Directors in respect of Directors Fees for the 2009 financial year [2008: Nil] and no options were granted or issued to executives as equity compensation for services performed in the 2009 year [2008: Nil].
During the year ended 31 December 2009 no ordinary share options were granted as part of remuneration. [2008: Nil].
Options are valued using the Black-Scholes option pricing model. See note 32 of the financial statements.
There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There were no forfeitures during the period.
The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.
During the year ended 31 December 2009 no ordinary shares were granted to executives as compensation. The following table shows ordinary shares granted to executives during the year ended 31 December 2008.

	Value of shares	Number of shares
	granted during the	granted during the
	year	year
	$	No.
B I Farmer	3,900	100,000
D M Pashen	3,900	100,000

18 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)
Directors’ meetings
The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 28 Board meetings, 3 Audit Committee meetings and 1 Nominations and Remuneration Committee meeting were held.
Table 3: Director’s meetings held during the year

			Meetings of Committees
			Audit		Nominations & Remuneration
	Board of Directors		Committee		Committee
	28 meetings held during year		3 meetings held during year		1 meeting held during year
Directors	Held	Attended	Held	Attended	Held	Attended
T J O’Dwyer	28	27	—	—	1	1
P D Jonson	1	1	—	—	—	—
J R Nicholls	28	24	3	3	1	1
L J Finniear	28	25	—	—	—	—
T W Tappenden	28	27	3	3	1	1

—	Not a member of the relevant committee.
Audit independence and non-audit Services
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 20.
Non audit services
Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in note 25 (b) of the financial statements. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised following advice from the Audit Committee of the Group.
This report is made in accordance with a resolution of directors.
T J O’Dwyer
Director
Brisbane
Date: 26 February 2010

19 | Page

Metal Storm Limited
Directors’ Report
31 December 2009 (cont.)

PricewaterhouseCoopers
ABN 52 7S0 433 757

Riverside Centre
123 Eagle Street
BRISBANE OLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Auditor’s Independence Declaration
As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2009,1 declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period-

Robert Hubbard	Brisbane
Partner	26 February 2010
Pricewaterho useCoopers
Liability limited by a scheme approved under Professional Standards Legislation

20 | Page

Metal Storm Limited
Financial Statements
Financial Statements
Statements of Comprehensive Income
For the year ended 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$

Revenue	6	1,112,481	2,201,331	136,708	1,050,486

Gain on extinguishment of debt	18	2,467,609	—	2,467,609	—
Fair value movement in derivative	16	(224,611)	3,620,682	(224,611)	3,620,682
Consumables used		(154,960)	(131,896)	—	—
Finance costs	7	(5,749,555)	(6,369,138)	(5,749,555)	(6,365,696)
Employee expenses	7	(4,491,565)	(4,229,674)	(2,872,220)	(2,777,930)
Professional fees		(1,187,842)	(1,449,621)	(801,196)	(913,599)
Research and development		(976,994)	(1,569,582)	(773,821)	(1,313,819)
Facilities and equipment		(755,798)	(713,699)	(413,057)	(408,068)
Administrative expenses		(515,215)	(623,687)	(448,177)	(575,863)
Public relations and compliance		(403,830)	(423,223)	(335,312)	(384,503)
Travel and entertainment		(246,809)	(346,412)	(202,032)	(305,774)
Communication and technology		(234,022)	(296,482)	(169,942)	(231,693)
Impairment reversal/(expense)	7	75,000	(769,200)	(531,015)	(2,930,384)
Net foreign exchange differences		(21,553)	444,598	(829,410)	773,915

Loss before Income tax		(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Income tax expenses	8	—	—	—	—

Loss for the year		(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Other comprehensive income
— Currency Translation difference		41,523	(38,242)	—	—

— Other comprehensive income for the year		41,523	(38,242)	—	—
Total Comprehensive income for the year		(11,266,141)	(10,694,245)	(10,746,031)	(10,746,031)
Earnings per share (cents per share)
— Basic and diluted loss for the year attributable to ordinary owners of the parent	31	(1.7)	(1.8)
The above Statements of Comprehensive Income should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Statements of Financial Position
As at 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Assets
Current assets
Cash and cash equivalents	9	67,350	7,571,292	54,038	7,368,682
Available-for-sale financial investments	10	—	10,000	—	10,000
Trade and other receivables	11	309,284	1,120,592	114,652	929,173

Total current assets		376,634	8,701,884	168,690	8,307,855

Non-current assets
Trade and other receivables	12	28,679	34,202	—	—
Other financial assets		—	—	2,920	2,920
Property, plant and equipment	13	423,715	508,354	397,379	472,969
Intangible assets and goodwill	14	612	23,084	612	23,084

Total non-current assets		453,006	565,640	400,911	498,973

Total assets		829,640	9,267,524	569,601	8,806,828

Liabilities
Current liabilities
Trade and other payables	15	1,417,188	1,129,438	920,847	1,038,609
Conversion derivative	16	2,337,200	2,187,934	2,337,200	2,187,934
Non-interest bearing loans & borrowings	17	11,822,962	—	11,822,962	—
Interest-bearing loans and borrowings	18	4,070,584	18,703,697	4,065,240	18,695,975
Provisions	19	359,024	376,582	198,380	168,773

Total current liabilities		20,006,958	22,397,651	19,344,629	22,091,291

Non-current liabilities
Interest-bearing loans and borrowings	20	7,630	16,783	—	—
Other		16,056	46,355	—	2,936

Total non-current liabilities		23,686	63,138	—	2,936

Total liabilities		20,030,644	22,460,789	19,344,629	22,094,227

Net assets (liabilities)		(19,201,004)	(13,193,265)	(18,775,028)	(13,287,399)

Equity
Contributed equity	21	70,075,033	66,209,718	70,075,033	66,209,718
Reserves	22	10,470,024	9,035,414	10,535,302	9,142,215
Accumulated losses	23	(99,746,061)	(88,438,397)	(99,385,363)	(88,639,332)

Total equity (deficiency)		(19,201,004)	(13,193,265)	(18,755,028)	(13,287,399)

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Statements of Cash Flow
For the year ended 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$

Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		1,576,199	926,582	435,888	49,675
Payments to suppliers and employees (inclusive of GST)		(8,693,671)	(9,573,667)	(6,002,951)	(6,260,432)
Interest and other costs of finance paid		(1,586,756)	(2,265,444)	(1,586,756)	(2,262,003)
Research & development tax concession		—	732,015	—	732,015

Net cash outflow from operating activities	30	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(77,426)	(23,774)	(60,504)	(21,899)
Proceeds from the disposal of property, plant and equipment		—	681	—	681
Interest received		190,032	988,900	189,908	949,011
Proceeds from sale of available-for-sale financial assets		85,000	—	85,000	—

Net cash inflow from investing activities		197,606	965,807	214,404	927,793

Cash Flows From Financing Activities
Proceeds from issues of shares		3,326,194	—	3,326,194	—
Share issue costs		(160,701)	—	(160,701)	—
Proceeds from borrowings		426,714	4,464,459	426,714	4,464,459
Repayment of borrowings		(2,543,542)	(2,499,916)	(2,532,011)	(2,499,665)
Advances to subsidiary		—	—	(1,435,425)	(2,161,184)

Net cash inflow (outflow) from financing activities		1,048,665	1,964,543	(375,229)	(196,390)

Net movement in cash and cash equivalents		(7,457,957)	(7,250,164)	(7,314,644)	(7,009,342)
Net foreign exchange differences		(45,985)	93,908	—	—
Cash and cash equivalents at beginning of period		7,571,292	14,727,548	7,368,682	14,378,024

Cash and cash equivalents at year end	9	67,350	7,571,292	54,038	7,368,682

The above Statements of Cash Flow should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Financial Statements (cont.)
Statements of Changes in Equity
For the year ended 31 December 2009

	Issued		Accumulated
	capital	Reserves	losses	Total equity
Consolidated	$	$	$	$
At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)
Total comprehensive income for the year	—	(38,242)	(10,656,003)	(10,694,245)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114

At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)

Total comprehensive income for the year	—	41,523	(11,307,664)	(11,266,141)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue costs	(160,701)	—	—	(160,701)

At 31 December 2009	70,075,033	10,470,024	(99,746,061)	(19,201,004)

	Issued		Accumulated
	capital	Reserves	losses	Total equity
Company	$	$	$	$
At 1 January 2008	65,428,400	9,114,983	(77,877,086)	(3,333,703)
Total comprehensive income for the year	—	—	(10,762,246)	(10,762,246)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114

At 1 January 2009	66,209,718	9,142,215	(88,639,332)	(13,287,399)

Total comprehensive income for the year	—	—	(10,746,031)	(10,746,031)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue costs	(160,701)	—	—	(160,701)

At 31 December 2009	70,075,033	10,535,302	(99,385,363)	(18,775,028)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

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Metal Storm Limited
Notes to the financial statements
For the year ended 31 December 2009
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Company and Group for the financial year ended 31 December 2009 and 2008 is disclosed below:

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Cash at Bank	67,350	7,571,292	54,038	7,368,682
Loss for the Year	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)
Net cash outflow from operating activities	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)
Net liabilities	(19,201,004)	(13,193,265)	(18,775,028)	(13,287,399)
Metal Storm relies heavily on its current funding sources. The primary source of funding is currently derived through an equity line of credit (ELC) agreement with Global Emerging Markets (GEM) Global Yield Fund (refer note 29 for further details) with supporting equity placements from time to time.
The level of funding provided for by the ELC is variable which creates uncertainty over the cash inflows the Company and Group may receive over the next 12 months. Funding is received under the ELC in tranches as frequent as up to 15 business days apart. The level of funding available under the contractual arrangements for the ELC includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/15th for every day an adjustment event occurs. Further information on the ELC funding arrangements and these adjustment events is detailed in Note 29. Additionally, the level of funds likely to be provided under the ELC may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the ELC has been supplemented by equity placements; however, the availability of such placements in the future is uncertain.
The funding agreement with GEM (refer note 29) and the Convertible Note Trust Deed (refer note 17 and 18) contain certain default events, including, amongst others, the appointment of an administrator or controller, insolvency and, in the case of the Trust Deed, the Company’s securities being suspended for a period of at least 15 consecutive business days. The Directors are of the opinion that the Company and Group have complied with all contractual arrangements of the ELC and Convertible Note Trust Deed through to the date of this report.
However, there is significant uncertainty in regards to the Company’s and Group’s ability to continue as a going concern for the next 12 months and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this uncertainty and continue operating for the next 12 months, the Company will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2009 and is actively working to source a more substantial capital investment. In addition, management intends to focus on careful management of costs associated with business operations and product development.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard AASB 101 require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Company and Group have reasonable prospects of securing sufficient funding in the near future and as a consequence they have no intention to liquidate or cease trading. The directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and Group not continue as a going concern.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements include separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
a. Basis of preparation
This general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
i. Financial statement presentation.
The group has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
ii. Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Company’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
iii. Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.
iv. Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2009 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (i).
Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
b. Principles of consolidation (cont.)
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the Statements of Comprehensive Income. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.
c. Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
Change in accounting policy
The group has adopted AASB 8 Operating Segments from 1 January 2009. AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. There has been no impact on the measurement of the Group’s assets and liabilities. Comparatives have been retrospectively revised.
d. Foreign currency translation
i. Functional and presentation currency
Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency.
ii. Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.
Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
iii. Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.
e. Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
e. Revenue recognition (cont.)
Revenue is recognised for the major business activities as follows:
i. Contract Revenue
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.
Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
ii. Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
f. Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the Statements of Comprehensive Income over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.
g. Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
g. Income Tax (cont.)
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
h. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.
i. Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2 (q) (i)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the Statements of Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
j. Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
k. Cash and cash equivalents
For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
l. Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the Statements of Comprehensive Income in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.
m. Investments and other financial assets
i. Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.
•	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
•	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (note 11 and 12).
•	Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
m. Investments and other financial assets (cont.)
•	Available-for-sale investments
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
ii. Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.
iii. Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.
iv. Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.
v. Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the Statements of Comprehensive Income. Impairment losses recognised in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.
n. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
o. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
p. Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:
•	Machinery	5 - 10 years

•	Furniture, fittings and equipment	2 - 5 years

•	Leasehold improvements	3 years

•	Leased plant and equipment	1 - 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
q. Intangible assets
i. Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each reporting segment.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
q. Intangible assets (cont.)
ii. Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
iii. Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2009 or 2008.
r. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
s. Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the profit and loss.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
t. Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.
Other borrowing costs are expensed as incurred.
u. Provisions
Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
u. Provisions (cont.)
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
v. Employee benefits
i.	Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognised in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
ii.	Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
iii.	Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 32.
The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
iv.	Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
v.	Bonus plans
The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
w. Share-based payments
Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.
Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
x. Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.
y. Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
z. Earnings per share
i.	Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
ii.	Diluted earnings per shares
Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
aa. New accounting standards and interpretations
Certain new Australian accounting standards have been published that are not mandatory for 31 December 2009 reporting periods. The Group’s and the Company’s assessment of the impact of these new Australian accounting standards is set out below.
i.	AASB 2009-8 Amendments to Australian Accounting Standards — Group Cash-Settled Sharebased Payment Transactions [AASB 2] (effective from 1 January 2010)
The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 January 2010. There will be no impact on the group’s or the parent entity’s financial statements.
ii.	AASB 2009-10 Amendments to Australian Accounting Standards — Classification of Rights Issues [AASB 132] (effective from 1 February 2010)
In October 2009 the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 January 2011. As the group has not made any such rights issues, the amendment will not have any effect on the group’s or the parent entity’s financial statements.

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
2. Summary of significant accounting policies (cont.)
aa. New accounting Australian accounting standards (cont.)
iii.	AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and may affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt AASB 9.
iv.	AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from 1 July 2010)
AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 January 2011. The group is yet to assess its full impact.
3. Financial risk management
The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group.
The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
a. Market risk
i.	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.
At the end of the reporting period the Group had cash balances equivalent to A$13,312 (2008: A$202,610), receivables equivalent to A$223,311 (2008: A$179,045) and payables equivalent A$327,536 (2008: A$90,830) denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2008: all nil).
At the end of the reporting period had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $10,172 (2008: $20,905). The Company’s net monetary assets would remain unchanged.
ii.	Fair value interest rate risk
The Company and Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Company and Groups objective is to minimise its exposure to interest rate risk. It is the Company’s and Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At the end of the reporting period the Group held deposits with a face value of $67,350 (2008: $8,571,292) and interest bearing loans of $4,551,879(2008: $22,387,275). The Company held deposits with a face value of $54,038 (2008: $8,368,682) and interest bearing loans of $4,543,596 (2008: $22,355,868).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2009, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $13,683 (2008: $54,257 higher/lower) and the Company’s net loss and equity would have been higher/lower by $13,671 (2008: $51,002 higher/lower).

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
3. Financial risk management (cont.)
a. Market risk (cont.)
Sensitivity of loss to market risk (2009)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Loss	Loss	Loss	Loss

Risk Factor	$	$	$	$
2009 actual loss	(11,307,664)	(11,307,664)	(10,746,031)	(10,746,031)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172	—	—
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683	(13,671)	13,671

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)	(10,759,702)	(10,732,360)

Sensitivity of shareholders deficiency to market risk (2009)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency

Risk Factor	$	$	$	$
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)	(18,775,028)	(18,775,028)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172	—	—
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683	(13,671)	13,671

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)	(18,788,699)	(18,761,357)

Sensitivity of loss to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Loss	Loss	Loss	Loss

Risk Factor	$	$	$	$
2008 actual loss	(10,656,003)	(10,656,003)	(10,762,246)	(10,762,246)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)	(10,814,248)	(10,710,244)

Sensitivity of shareholders deficiency to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency

Risk Factor	$	$	$	$
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)	(13,287,399)	(13,287,399)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)	(13,339,401)	(13,235,397)

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
3. Financial risk management (cont.)
b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $67,350 (2008: $7,571,292) and receivables of $337,963 (2008: $769,459). The Company had deposits of $54,038 (2008: $7,368,682) and receivables of $114,652 (2008: $929,172).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2009, the Groups largest debtor was significantly outside terms, and the Group had to begin legal proceedings against the customer. The full amount of the receivable of $958,885 has been impaired.
At 31 December 2009 other customers totalling $193,230 were not past due and not impaired. These amounts have since been received.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio. The portfolio is allowed eight default events before the principal is affected.
c. Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than
		one month	Later than	Later than
	Not later	and not later	three months	one year and
	than one	than three	and not later	not later than
	month	months	than one year	five years
Financial liability	$	$	$	$

Group — 2009

Payables	379,555	132,217	—	—
Finance Leases	664	1,327	4,599	8,556
Convertible Notes	—	—	—	19,239,143
Loan	—	326,714	—	—

Total	380,219	460,258	4,599	19,247,699

Group — 2008

Payables	90,537	—	—	—
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,165,360	95,401	21,436,649	19,592

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
3. Financial risk management (cont.)
c. Liquidity risk (cont.)

		Later than one	Later than three	Later than one year
	Not later	month and not later	months and not	and not later than
	than one month	than three months	later than one year	five years
Financial liability	$	$	$	$

Company — 2009

Payables	121,714	132,217	—	—
Finance Leases	—	—	—	—
Convertible Notes	—	—	—	19,239,143
Loan	—	326,714	—	—

Total	121,714	458,931	—	19,239,143

Company — 2008

Payables	60,672	—	—	—
Finance Leases	6,350	12,701	57,154	—
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,134,637	93,684	21,428,923	—

There is no material difference between the fair value and the carrying value of receivables, payables and convertible notes.
d. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 January 2009 the Group has adopted the amendments to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the Group’s and Company’s assets and liabilities measured and recognised at fair value at 31 December 2009. Comparative information has not been provided as permitted by the transitional provisions of the new rules.
Group

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

Company

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

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Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
3. Financial risk management (cont.)
d. Fair value estimation (cont.)
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3.
The following tables present the changes in level 3 instruments for the year ended 31 December 2009:

	Conversion
	derivative	Total
Group	$	$
Opening balance	2,187,934	18,451,898
Transfer from interest bearing notes	—	—
Other decreases	(75,345)	(662,772)
Gains/(losses) recognised in profit or loss	224,611	109,562

Closing Balance	2,337,200	17,898,688

	Conversion
	derivative	Total
Company	$	$
Opening balance	2,187,934	18,451,898
Transfer from interest bearing notes	—	—
Other decreases	(75,345)	(662,772)
Gains/(losses) recognised in profit or loss	224,611	109,562

Opening balance	2,337,200	17,898,688

e. Capital risk management
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group and the Company may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2008.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17 and 18, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 21, 22 and 23.

41 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
4. Critical accounting estimates and judgements
a. Embedded derivatives, convertible notes and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

Share price:	$0.02 (at 31 December 2009)

Exercise Price:	$0.15

Share price Volatility:	118.76%

Risk free rate:	4.4%
b. Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5. Segment information
a. Description of segments
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer (CEO) that are used to make strategic decisions.
The CEO considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The CEO monitors the performance in these two regions separately.
Revenue is the United States is generated through research and development contracts for the provision of services or products. Revenue is predominantly sourced from the United States government through Defense Departments. In 2009 and 2008 all revenue from external sources was derived from US Defense Departments.
b. Segment information provided to the Chief Executive Officer

			Inter-segment
	Australia	United States	eliminations	Consolidated
2009	$	$	$	$
Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Items included in segment loss
Revenue
Revenue from external customers	—	975,648	—	975,648
Interest revenue	136,708	125	—	136,833

Expenses
Interest expense	1,586,756	—	—	1,586,756
Accretion expense and transaction cost amortisation	4,061,085	—	—	4,061,085
Depreciation	136,094	25,971	—	162,065
Amortisation	22,472	—	—	22,472

Non-current segment assets	400,911	55,015	(2,920)	453,006

Total segment assets	569,601	262,959	(2,920)	829,640

Segment liabilities	19,344,629	22,570,649	(21,884,634)	20,030,644

42 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
5. Segment information (cont.)
b. Segment information provided to the Chief Executive Officer (cont.)

			Inter-segment
	Australia	United States	eliminations	Consolidated
2008	$	$	$	$
Segment loss	(10,762,246)	(1,358,067)	1,464,310	(10,656,003)

Items included in segment loss
Revenue
Revenue from external customers	49,675	1,110,957	—	1,160,632
Interest revenue	1,000,811	39,888	—	1,040,699

Expenses
Interest expense	2,262,003	3,442	—	2,265,445
Accretion expense and transaction cost amortisation	4,103,693	—	—	4,103,693
Depreciation	146,355	23,486	—	169,841
Amortisation	28,775	22,290	—	51,065

Non-current segment assets	498,973	69,587	(2,920)	565,640

Total segment assets	8,806,828	463,616	(2,920)	9,267,524

Segment liabilities	22,094,227	21,367,716	(21,001,154)	22,460,789

c. Notes to and forming part of the segment information
i.	Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 (c) and AASB 8 Segment Reporting.
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
ii.	Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an ''arm’s-length’’ basis and are eliminated on consolidation.
6. Revenue

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$

Contract Revenue	964,272	1,109,411	—	—
Interest Revenue	136,833	1,040,699	136,708	1,000,811
Other	11,376	51,221	—	49,675

	1,112,481	2,201,331	136,708	1,050,486

43 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
7. Expenses
Net loss attributable to members of the parent includes the following expenses:

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$

Employee expenses
Wages and salaries		(3,901,523)	(3,566,615)	(2,318,526)	(2,146,736)
Post employment		(229,408)	(192,698)	(197,722)	(160,992)
Share-based payments	32 (d)	(22,230)	(36,832)	(22,230)	(36,832)
Directors fees		(197,499)	(250,215)	(197,499)	(250,215)
Other		(140,905)	(183,314)	(136,243)	(183,155)

Total employee expenses		(4,491,565)	(4,229,674)	(2,872,220)	(2,777,930)

Finance costs
Interest expense		(1,586,756)	(2,265,445)	(1,586,756)	(2,262,003)
Accretion expense		(3,184,692)	(3,238,228)	(3,184,692)	(3,238,228)
Transaction cost amortisation		(876,393)	(865,465)	(876,393)	(865,465)
Transaction costs expensed		(101,714)	—	(101,714)	—

Total finance costs		(5,749,555)	(6,369,138)	(5,749,555)	(6,365,696)

Depreciation and Amortisation
Depreciation		(162,065)	(169,841)	(136,094)	(146,355)
Amortisation		(22,472)	(51,065)	(22,472)	(28,775)

Total depreciation and amortisation		(184,537)	(220,906)	(158,566)	(175,130)

Rental expense relating to operating leases
Operating lease payments		(589,793)	(464,163)	(266,295)	(223,518)

Total lease payments		(589,793)	(464,163)	(266,295)	(223,518)

Impairment expense
Impairment reversal/(expense) of floating rate notes	10	75,000	(769,200)	75,000	(769,200)
Impairment of intercompany receivables		—	—	(606,015)	(2,161,184)

		75,000	(769,200)	(531,015)	(2,930,384)

8. Income tax
a. Income tax expense

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Current tax (benefit)	(2,724,940)	(2,640,250)	(2,277,326)	(2,379,736)
Deferred tax (benefit)	(218,219)	(334,330)	(497,343)	(626,716)
Adjustment for prior years	68,233	(235,758)	68,233	(235,758)
Deferred tax assets not recognised	2,874,926	3,210,338	2,706,436	3,242,210

	—	—	—	—

44 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
8. Income Tax (cont.)
b. Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Loss before income tax	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Tax at the Australia tax rate of 30% (2008:30%)	(3,392,299)	(3,196,801)	(3,223,809)	(3,228,674)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	273,383	—	273,383
Research and development tax concession received	—	(102,519)	—	(102,519)
Entertainment	1,530	1,007	1,530	1,007
Fair value movement in embedded derivative	67,383	(1,086,205)	67,383	(1,086,205)
Gain on extinguishment	(733,614)	—	(733,614)	—
Non-deductible interest expense	80,492	148,571	80,492	148,571
Option costs expensed — employees	—	11,050	—	11,050
Borrowing costs accretion	1,044,872	970,805	1,044,872	970,805
Other	(11,523)	6,129	(11,523)	6,130

	(2,943,159)	(2,974,580)	(2,774,669)	(3,006,452)
Adjustment for prior years	68,233	(235,758)	68,233	(235,758)
Deferred tax assets not recognised	2,874,926	3,210,338	2,706,436	3,242,210

Income tax expense	—	—	—	—

c. Unrecognised temporary differences
i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Sundry creditors and accruals	48,797	45,642	48,797	45,642
General accruals	626,083	687,885	626,083	687,885
Provision for doubtful debts	958,885	1,223,838	—	—
Employee entitlements	175,905	147,499	175,905	147,499
Asset retirement obligation	31,932	33,508	22,475	21,274
Lease make good	16,165	13,470	16,165	13,470
Deferred rent	16,056	46,355	—	2,936
S40-880 costs	234,095	460,845	234,095	460,845
Patent costs	3,796,804	3,986,834	3,796,804	3,986,834
Borrowing costs	—	311,111	—	311,111
Unrealised foreign exchange difference	829,410	—	829,410	—
Losses available for offset against future income	76,519,638	67,436,505	56,836,046	49,244,958
Capital losses available for offset against future income	915,000	—	915,000	—

Gross deferred income tax assets	84,168,770	74,393,492	63,500,780	54,922,454
Deferred tax liabilities
Unrealised foreign exchange differences	—	(744,610)	—	(773,915)
Interest receivable on available-for-sale financial assets	—	(53,200)	—	(53,200)

	84,168,770	73,595,682	63,500,780	54,095,339

Potential tax benefit @ 30%	25,250,631	22,078,705	19,050,234	16,228,602

45 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
8. Income Tax (cont.)
c. Unrecognised temporary differences (cont.)
ii.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Provision — investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	21,455,196	20,849,181
Impairment — Available-for-sale financial investments	—	990,000	—	990,000

	1,917,387	2,907,387	23,372,583	23,756,568

Potential tax benefit @ 30%	575,516	872,216	7,011,775	7,126,970

d. Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2009	2008
	$	$
Australian tax losses	56,836,046	49,244,958
United States federal net operating loss carry-forwards	18,286,837	19,284,262
United States state net operating loss carry-forwards	12,482,278	14,693,549
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. federal and state net operating loss carry-forwards expire at various dates through 2028 and 2013, respectively.
9. Current assets — Cash and cash equivalents

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Cash at bank and on hand	67,350	1,571,292	54,038	1,368,682
Short term deposits	—	6,000,000	—	6,000,000

	67,350	7,571,292	54,038	7,368,682

i.	Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2009 of 3.9%
10. Current assets — Available-for-sale financial investments

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Floating rate notes:
Opening fair value	10,000	779,200	10,000	779,200
Disposal of investments	(85,000)	—	(85,000)	—
Net movement in equity on revaluation	—	—	—	—
Impairment (loss) gain	75,000	(769,200)	75,000	(769,200)

Closing Fair Value	—	10,000	—	10,000

46 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
11. Current assets — Trade and other receivables

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Trade receivables		1,152,115	1,402,883	—	—
Other receivables		9,147	18,988	9,147	14,470
Security deposits	(i)	44,910	480,798	44,910	480,798
Goods and services tax recoverable		27,613	51,898	27,613	51,898
Interest receivable		—	53,200	—	53,200
Prepayments		34,384	336,663	32,982	328,807
Provision for doubtful debts		(958,885)	(1,223,838)	—	—

		309,284	1,120,592	114,652	929,173

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Opening balance	(1,223,838)	—	—	—
Provision created	—	(1,223,838)	—	—
Foreign exchange movement	264,953	—	—	—

Closing balance	(958,885)	(1,223,838)	—	—

The provision created relates to a single customer of the Group who is significantly outside terms. The full balance of the debt is not outside terms however in discussions with the customer, they have provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group has since initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The Group is seeking immediate payment of the full receivable balance plus additional expenses and compensation. The receivable recognised in the financial statements is for the contract receivable only.
12. Non-current assets — Trade and other receivables

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Trade receivables		—	—	—	—
Security deposits	(i)	28,679	34,202	—	—
Related party receivables:
Due from controlled entities	(ii)	—	—	18,782,179	17,346,754
Provision for impairment		—	—	(18,782,179)	(17,346,754)
Due from wholly owned entities	(ii)	—	—	2,824,990	3,654,400
Provision for impairment		—	—	(2,824,990)	(3,654,400)

		28,679	34,202	—	—

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

(ii)	No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.

47 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
13. Non-current assets — Property, plant and equipment
Consolidated

	Leasehold		Leased plant
	improve-	Plant and	and
	ments	equipment	equipment	Total
	$	$	$	$
At 1 January 2008
Cost	188,536	517,510	333,573	1,039,619
Accumulated depreciation	(56,828)	(293,319)	(33,212)	(383,359)

Net book amount	131,708	224,191	300,361	656,260

Year ended 31 December 2008
Opening net book amount	131,708	224,191	300,361	656,260
Additions	—	23,774	—	23,774
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(72,796)	(39,090)	(169,841)

Closing net book amount	73,753	173,330	261,271	508,354

At 1 January 2009
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(361,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions	—	77,426	—	77,426
Transfers in / (out)	—	234,724	(234,724)	—
Disposals	—	—	—	—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 31 December 2009
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

48 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
13. Non-current assets — Property, plant and equipment (cont.)
Company

	Leasehold		Leased plant
	improve-	Plant and	and
	ments	equipment	equipment	Total
	$	$	$	$
At 1 January 2008
Cost	188,536	375,125	306,180	869,841
Accumulated depreciation	(56,828)	(183,125)	(30,624)	(270,577)

Net book amount	131,708	192,000	275,556	599,264

Year ended 31 December 2008
Opening net book amount	131,708	192,000	275,556	599,264
Additions	—	21,899	—	21,899
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(57,776)	(30,624)	(146,355)

Closing net book amount	73,753	154,284	244,932	472,969

At 1 January 2009
Cost	188,536	390,336	306,180	885,052
Accumulated depreciation	(114,783)	(236,052)	(61,248)	(412,083)

Net book amount	73,753	154,284	244,932	472,969

Year ended 31 December 2009
Opening net book amount	73,753	154,284	244,932	472,969
Additions	—	60,504	—	60,504
Transfers in / (out)	—	234,724	(234,724)	—
Disposals	—	—	—	—
Depreciation charge	(45,496)	(80,390)	(10,208)	(136,094)

Closing net book amount	28,257	369,122	—	397,379

At 31 December 2009
Cost	188,536	685,564	—	874,100
Accumulated depreciation	(160,279)	(316,442)	—	(476,721)

Net book amount	28,257	369,122	—	397,379

49 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
14. Non-current assets — Intangible assets and goodwill
Consolidated

	Software	Goodwill	Total
	$	$	$
At 1 January 2008
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

Year ended 31 December 2008	74,149	—	74,149
Opening net book amount	—	—	—
Additions	—	—	—
Amortisation charge	(51,065)	—	(51,065)

Closing net book amount	23,084	—	23,084

At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 31 December 2009
Cost	89,291	1,861,726	1,950,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment loss	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).

50 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
14. Non-current assets — Intangible assets and goodwill (cont.)
Company

	Software	Goodwill	Total
	$	$	$
At 1 January 2008
Cost	89,290	—	89,290
Accumulated amortisation	(37,431)	—	(37,431)

Net book amount	51,859	—	51,859

Year ended 31 December 2008
Opening net book amount	51,859	—	51,859
Amortisation charge	(28,775)	—	(28,775)

Closing net book amount	23,084	—	23,084

At 1 January 2009
Cost	89,291	—	89,291
Accumulated amortisation	(66,207)	—	(66,207)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 31 December 2009
Cost	89,291	—	89,291
Accumulated amortisation	(88,679)	—	(88,679)

Net book amount	612	—	612

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).
15. Current liabilities — Trade and other payables

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Trade payables	411,329	105,618	153,488	75,753
Deferred revenue	168,807	—	—	—
Accrued payables	796,233	1,011,320	726,540	950,356

	1,376,369	1,116,938	880,028	1,026,109

Related party payables:
Directors fees payable *	40,819	12,500	40,819	12,500

	1,417,188	1,129,438	920,847	1,038,609

*	Refer note 24 (d) for further details.

51 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
16. Current liabilities — Conversion derivative

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	2,187,934	5,963,793	2,187,934	5,963,793
Conversion of convertible notes to shares	(75,345)	(155,177)	(75,345)	(155,177)
Fair value movement	224,611	(3,620,682)	224,611	(3,620,682)

Balance at end of year	2,337,200	2,187,934	2,337,200	2,187,934

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities — Non-interest bearing loans and borrowings

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Convertible notes	i	11,496,248	—	11,496,248	—
Short term loan		326,714	—	326,714	—

		11,822,962	—	11,822,962	—

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011.
Refer to note 18 for further information on the convertible note terms.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	—	—	—	—
Fair value of issue	11,070,869	—	11,070,869	—
Accretion expense	428,692	—	428,692	—
Transaction cost amortisation	—	—	—	—
Conversion of convertible notes to shares	(3,313)	—	(3,313)	—

Balance at end of year	11,496,248	—	11,496,248	—

	Consolidated		Company
	2009	2008	2009	2008
	Number	Number	Number	Number
Balance at beginning of year	—	—	—	—
Issued for interest bearing notes	109,504,140	—	109,504,140	—
Conversions	(32,769)	—	(32,769)	—

Balance at end of year	109,471,371	—	109,471,371	—

52 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
18. Current liabilities — Interest bearing loans and borrowings

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Obligations under finance leases	(i)	5,344	203,699	—	195,977
Convertible notes	(ii)	4,065,240	16,263,964	4,065,240	16,263,964
Other loan	(ii)	—	2,236,034	—	2,236,034

		4,070,584	18,703,697	4,065,240	18,695,975

(i)	Secured (see note 11), matures 2009. See note 20 for non-current details.

(ii)	Unsecured, matures 2009.
i. Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
These notes had a maturity date of 1 September 2009.
On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date to 1 September 2011 and bifurcate the notes into interest bearing and secured. At 31 July 2009, the previous notes were extinguished in accordance with the accounting policy at note 2 (m).
Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011.
The secured notes have a fixed and floating charge over the assets of the company and do not bear interest, otherwise they have the same conditions as the interest bearing notes. Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer notes 22 and 32 (e).
The face value of both classes of notes is $0.135.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	16,263,964	12,664,510	16,263,964	12,664,510
Accretion expense	2,754,798	3,236,015	2,754,798	3,236,015
Transaction cost amortisation	576,976	865,465	576,976	865,465
Movement on extinguishment of debt	(3,875,515)	—	(3,875,515)	—
Exchanged for secured notes	(11,070,869)	—	(11,070,869)	—
Conversion of convertible notes to shares	(584,114)	(502,026)	(584,114)	(502,026)

Balance at end of year	4,065,240	16,263,964	4,065,240	16,263,964

	Consolidated		Company
	2009	2008	2009	2008
	Number	Number	Number	Number
Balance at beginning of year	147,584,129	152,656,884	147,584,129	152,656,884
Conversions	(5,039,190)	(5,072,755)	(5,039,190)	(5,072,755)
Exchanged for secured notes	(109,504,140)	—	(109,504,140)	—

Balance at end of year	33,040,799	147,584,129	33,040,799	147,584,129

53 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
18. Current liabilities — Interest bearing loans and borrowings (cont.)
The gain on extinguishment of debt is made up of the following amounts:

		Consolidated		Company
		2009	2008	2009	2008
		$	$	$	$
Movement on extinguishment of debt		3,875,516	—	3,875,516	—
Fair value of options issued to holders of secured notes	22	(1,407,907)	—	(1,407,907)	—

Gain on extinguishment of debt		2,467,609	—	2,467,609	—

19. Current liabilities — Provisions

		Onerous
		Lease
	Make Good	Contracts	Payroll	Total
	$	$	$	$
2009 — Consolidated
Carrying amount at 1 January 2009	33,508	195,575	147,499	376,582
Additional provisions recognised	—	—	(22,025)	(22,025)
Amounts used during the year	—	—	50,431	50,431
Foreign Exchange movements	(2,777)	(44,388)	—	(47,165)
Unwinding and discount rate adjustment	1,201	—	—	1,201

Carrying amount at 31 December 2009	31,932	151,187	175,905	359,024

2009 — Company

Carrying amount at 1 January 2009	21,274	—	147,499	168,773
Amounts used during the year	—	—	90,327	90,327
Additional provisions recognised	—	—	(61,921)	(61,921)
Foreign exchange movements	—	—	—	—
Unwinding and discount rate adjustment	1,201	—	—	1,201

Carrying amount at 31 December 2009	22,475	—	175,905	198,380

i. Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. The provision has been calculated using a pre-tax discount rate of 11.035%.
ii. Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
iii. Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
iv. Amounts not expected to be settled within 12 months
The current provision for Onerous Lease Contracts represents a present obligation on the Group, however, based on past experience the Group does not expect to settle this amount within the next 12 months.

	Amounts expected to be settled
	Within 12 Months	After 12 Months
	$	$
Onerous lease contracts	—	151,187

54 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
20. Non-current liabilities — Interest bearing loans and borrowings

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Obligations under finance leases	7,630	16,783	—	—

	7,630	16,783	—	—

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.
21. Contributed equity

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Ordinary shares — issued and fully paid	70,075,033	66,209,718	70,075,033	66,209,718

Movement in ordinary share capital

			Number of	Issue	Value
Details	Note	Date	shares	price	$
Opening Balance at 1/01/2008		01/01/2008	598,680,579		65,428,400

Conversion of notes	i	01/04/2008	7,683,897	$0.0600	470,479
Shares issued to employees		04/04/2008	160,000	$0.0600	9,600
Shares issued to consultant		04/04/2008	1,908,573	$0.0600	114,514
Conversion of notes	i	01/07/2008	1,890,000	$0.0500	76,028
Conversion of notes	i	01/10/2008	3,232,203	$0.0400	110,697
Closing balance at 31/12/2008		31/12/2008	613,555,252		66,209,718

Conversion of notes	i	01/01/2009	7,287,985	$0.0400	269,982
Conversion of notes	i	01/04/2009	7,278,292	$0.0400	287,738
Shares issued to employees		08/04/2009	950,000	$0.0390	37,050
Conversion of notes	i	01/07/2009	1,786,500	$0.0400	56,200
Shares issued in accordance with SPP	ii	31/07/2009	114,724,259	$0.0229	2,464,199
Exercise Unquoted Options	iii	30/09/2009	20,549	$0.0010	21
Conversion of notes	i	01/10/2009	2,423,417	$0.0200	48,851
Exercise Unquoted Options	iii	02/10/2009	26,632	$0.0010	27
Exercise Unquoted Options	iii	05/10/2009	156,500	$0.0010	157
Exercise Unquoted Options	iii	07/10/2009	494,679	$0.0010	495
Exercise Unquoted Options	iii	12/10/2009	44,008	$0.0010	44
Exercise Unquoted Options	iii	14/10/2009	159,102	$0.0010	159
Exercise Unquoted Options	iii	16/10/2009	68,859	$0.0010	69
Exercise Unquoted Options	iii	21/10/2009	44,699	$0.0010	45
Exercise Unquoted Options	iii	28/10/2009	191,478	$0.0010	191
Exercise Unquoted Options	iii	30/10/2009	430	$0.0010	0
Exercise Unquoted Options	iii	04/11/2009	30,263	$0.0010	30
Exercise Unquoted Options	iii	27/11/2009	1,870	$0.0010	2
Shares placement	iv	10/12/2009	17,142,857	$0.0175	300,000
Shares placement	iv	10/12/2009	6,666,666	$0.0150	100,000
Exercise Unquoted Options	iii	15/12/2009	28,625	$0.0010	29
Exercise Unquoted Options	iii	18/12/2009	26,064	$0.0010	26
Shares placement	iv	18/12/2009	18,750,000	$0.0160	300,000

Closing Balance at 31/12/2009		31/12/2009	791,858,986		70,075,033

(i)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

55 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)

(ii)	The Share Purchase Plan opened on 15 June 2009 and closed on 3 July 2009. Shares were issued on 31 July 2009 upon the passing of resolutions at extraordinary Shareholder and Noteholder meetings.

(iii)	Issued with the secured notes on 24 September 2009.

(iv)	Issued to non related private investors.
21. Contributed equity (cont.)
Movement in Listed Options

Number of
Options
At 1 January 2008	176,756,604
Exercise of options	—

At 31 December 2008	176,756,604
Expiry of options (i)	(176,756,604)

At 31 December 2009	—

The listed options had an exercise price of $0.15 and an expiry date of 1 September 2009.
22. Reserves

		Consolidated		Company
		2009	2008	2009	2008
		$	$	$	$
Unlisted option reserve		3,641,736	2,233,829	3,641,736	2,233,829
Share reserves		—	14,820	—	14,820
Listed option reserve		6,893,566	6,893,566	6,893,566	6,893,566
Revaluation translation reserve		—	—	—	—
Accumulated translation reserve		(65,278)	(106,801)	—	—

		10,470,024	9,035,414	10,535,302	9,142,215

Movements:

Unlisted option reserve
Balance at 1 January		2,233,829	2,221,417	2,233,829	2,221,417
New Issues		—	—	—	—
Expenses recognised	18	1,407,907	12,412	1,407,907	12,412

Balance at 31 December		3,641,736	2,233,829	3,641,736	2,233,829

Share reserves
Balance at 1 January		14,820	—	14,820	—
New Issues		(37,050)	—	(37,050)	—
Expenses recognised		22,230	14,820	22,230	14,820

Balance at 31 December		—	14,820	—	14,820

Listed option reserve
Balance at 1 January		6,893,566	6,893,566	6,893,566	6,893,566
Option issue costs		—	—	—	—

Balance at 31 December		6,893,566	6,893,566	6,893,566	6,893,566

Accumulated translation reserve
Balance at 1 January		(106,801)	(68,559)	—	—
Currency translation differences		41,523	(38,242)	—	—

Balance at 31 December		(65,278)	(106,801)	—	—

56 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
22. Reserves (cont.)
Nature and purpose of reserves
i. Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees, consultants and owners.
ii. Share reserve
The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
iii. Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
iv. Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
23. Accumulated losses

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at 1 January	(88,438,397)	(77,782,394)	(88,639,332)	(77,877,086)
Net loss	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Balance at 31 December	(99,746,061)	(88,438,397)	(99,385,363)	(88,639,332)

24. Key management personnel disclosures
a. Key management personnel compensation

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Short-term employee benefits	1,564,097	1,414,357	1,087,200	982,769
Post-employment benefits	86,139	68,494	72,576	56,101
Termination benefits	—	—	—	—
Share-based payments	4,680	10,595	4,680	10,595

	1,654,916	1,493,446	1,164,456	1,049,465

57 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
24. Key management personal disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel
i. Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found on page 18.
ii. Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2009

	Balance at	Granted as	On election			Balance at
	start of	compen-	of secured			end of the	Vested and
Name	the year	sation	notes	Exercised	Expired	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	48,311	—	(33,819)	48,311	48,311	—
L J Finniear	1,000,000	—	—	—	—	1,000,000	1,000,000	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—	—	—

	1,233,819	—	48,311	—	(33,819)	1,248,311	1,248,311	—

2008

	Balance at			Balance at
	start of the	Granted as		end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	1,000,000	—	—	1,000,000	1,000,000	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—
J Cronin	200,000	—	—	200,000	200,000	—

	1,433,819	—	—	1,433,819	1,433,819	—

All vested options are exercisable at the end of the year.

58 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
24. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
iii. Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year

2009

Directors
T J O’Dwyer	180,855	874,124	1,054,979
L J Finniear	—	447,062	447,062
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	43,706	44,106
B I Farmer	100,000	218,531	318,531
P D Faulkner	—	—	—
D M Pashen	100,000	109,265	209,265

	381,255	1,692,688	2,073,943

2008

Directors
T J O’Dwyer	180,855	—	180,855
L J Finniear	—	—	—
P D Jonson	340,000	340,000	680,000
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	100,000	100,000
P D Faulkner	—	—	—
D M Pashen	—	100,000	100,000
J Cronin	—	—	—

	521,255	540,000	1,061,255

c. Loans to key management personnel
There were no loans to key management at 31 December 2009 or 31 December 2008.
d. Other transactions and balances with key management personnel
i. Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2009	2008
	$	$
T J O’Dwyer	13,333	—
J R Nicholls	15,000	12,500
T W Tappenden	12,486	—

	40,819	12,500

59 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
25. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
PricewaterhouseCoopers
Audit and review of financial statements	341,500	445,330	341,500	445,330
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—	—	—

	341,500	445,330	341,500	445,330

b. Non-audit Services

PricewaterhouseCoopers
Non-audit services	69,000	70,750	69,000	70,750

	69,000	70,750	69,000	70,750

26. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Within one year	138,494	442,874	—	126,620
After one year but not more than 5 years	—	161,771	—	—
More than 5 years	—	—	—	—

Total minimum lease payments	138,494	604,645	—	126,620

b. Finance leases
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2009		2008
	Minimum lease	Present value of	Minimum lease	Present value of
	payments	lease payments	payments	lease payments
	$	$	$	$
Consolidated
Within one year	6,590	5,344	219,517	203,699
After one year but not more than 5 years	8,556	7,630	19,594	16,783

Total minimum lease payments	15,146	12,974	239,111	220,482
Less amounts representing finance charges	(2,172)	—	(18,629)	—

	12,974	12,974	220,482	220,482

Company
Within one year	—	—	209,215	195,977
After one year but not more than 5 years	—	—	—	—

Total minimum lease payments	—	—	209,215	195,977
Less amounts representing finance charges	—	—	(13,238)	—

	—	—	195,977	195,977

60 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
27. Related party transactions
a. Loans to/from related parties
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2009 totalled $21,455,196. At 31 December 2008 these totalled $20,849,181. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $21,455,196 (2008: $20,849,181).
The expense recorded in the financial statements of the Company to 31 December 2009 was $606,015 and to 31 December 2008 was $2,161,184.
b. Transactions with related parties
During the year, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principle, loaned the sum of $326,714 to Metal Storm Limited. The loan in unsecured, has no fixed repayment dates and does not bear interest. The full sum of the loan was outstanding at year end.
There have been no other related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.
28. Subsidiaries

	Country of	Percentage of equity held
	Incorporation	by the Group		Investment
		2009	2008	2009	2008
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.
29. Events occurring after the end of the reporting period
a. On 5 January 2010, the Company announced it had entered into an agreement in relation to a $20.2 million equity line of credit facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
$700,000 has been advanced to the Company being the first tranche, which was completed on 10 February 2010.
Subsequently the Company can choose utilise the equity line of credit by issuing GEM a draw down notice. The issue of a draw down notice sparks a pricing period used to determine the level of funding to be provided to the Company.
A draw downs notice can be issued at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	Type 1 — a cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM); or

•	Type 2 — a cash advance equivalent to 700% of the 15-day average trading volume (GEM can elect to pay between 50% and 200% of this request).
The nature of the agreement means that the level of funding received under both draw down types is subject to adjustment events. An adjustment event will reduce the level of funding by 1/15th for every day an adjustment event occurs.

61 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
29. Events occurring after the end of the reporting period (cont.)
For type 1 draw downs, an adjustment event includes any day the VWAP in the pricing period is less than $0.01. For type 2 draw downs, an adjustment event includes any day the VWAP in the pricing period multiplied by 90% is less than $0.01 or any day where the number of shares traded is less than 25% of the average trading volume of the 15 trading days prior to the issue of the draw down notice.
Shares will be issued to GEM at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 trading days immediately following the date the Company issues a draw down notice (except Tranche One which is a 10 day VWAP). A trading day is defined as a day the Company’s shares are traded on the ASX. Approval is being sought for the issue of shares under this agreement at a meeting of Shareholders scheduled for 4 March 2010.
In addition the Company will issue GEM one unlisted option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the Company’s shares, which will be used by GEM to assist in funding the advances. GEM has entered into a stock lending agreement with Empire Equity Limited.
b. On 25 January 2010, the Company announced it had entered in to a Share Subscription Agreement for a further $700,000. $300,000 was received on that day and the balance of funds is due within one week of shareholder approval.
If Shareholders approve the subscription, then within one week after the Meeting to be held on 4 March 2010, the Company will issue $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
c. On 27 January 2010 the Company announced that the US Patent Office had allowed, and will grant, 5 patents that are material to the Company’s IP protection in the USA. These include a patent protecting inventions within the internal sealing of Metal Storm ammunition, a patent on weapons systems using selectable kinetic energy, and a patent protecting safety systems that detect when a projectile has moved in the barrel. Also included was an important patent protecting the target interception systems used by Metal Storm for missile and incoming projectile defence, plus a patent protecting Metal Storm’s set defence alternative to conventional minefields. These patents add measurably to the depth and breadth of Metal Storm’s patent protection in the USA.
30. Reconciliation of loss after income tax to net cash inflow from operating activities

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Net Loss	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)
Adjustments for:
Depreciation and amortisation	184,537	220,906	158,566	175,130
Accretion expense	3,183,491	3,236,015	3,183,491	3,236,015
Amortisation of transaction costs	576,976	865,465	576,976	865,465
Net loss on disposal of plant and equipment	—	1,159	—	1,159
Foreign exchange differences	87,508	(132,150)	—	—
Impairment loss on receivables	—	—	1,435,425	2,161,184
Fair value of services paid for via issue of options	—	12,412	—	12,412
Fair value of services paid for via issue of shares	—	138,935	—	138,935
Fair value adjustment to conversion derivative	224,611	(3,620,682)	224,611	(3,620,682)
Gain on extinguishment of debt	(2,467,609)	—	(2,467,609)	—
Impairment loss (gain) on AFS	(75,000)	—	(75,000)	—
Impairment loss on available-for-sale assets	—	769,200		769,200
Interest received	(136,833)	(1,040,700)	(136,708)	(1,000,811)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	461,352	1,445,602	465,496	393,637
(Increase) / decrease in prepayments	302,279	2,524	295,825	(11,444)
(Decrease) / increase in trade and other payables	287,751	(1,475,708)	(117,762)	(146,470)
(Decrease) / increase in provisions	(17,558)	74,421	29,607	50,668
(Decrease) / increase in other liabilities	(30,299)	(21,910)	(2,936)	(2,897)

Net cash used in operating activities	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)

62 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
31. Earnings per share
a. Basic and diluted earnings per share

	2009	2008
	$	$
Loss for the year	(11,307,664)	(10,656,003)

Basic and diluted earnings per share (cents per share)	(1.7)	(1.8)
b. Weighted average number of shares used as the denominator

	2009	2008
	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	679,369,524	607,713,288
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2009	2008
	Number	Number
Interest bearing convertible notes	33,040,799	147,584,129
Secured convertible notes	109,471,371	—
Listed options	—	176,756,604
Unlisted options	90,345,809	18,989,688
32. Share-based payments
a. Employee share option plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.

63 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
32. Share-based payments (cont.)
b. Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 15 to 16). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2009		2008
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	18,989,688	0.30	19,044,688	0.30
Granted during the year	—	—	—	—
Expired during the year	(5,717,188)	0.43	(55,000)	0.54

Outstanding at the end of the year	13,272,500	0.24	18,989,688	0.30

Exercisable at the end of the year	8,272,500	0.37	13,989,688	0.40
No unlisted options were exercised during the period.
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.

64 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
32. Share-based payments (cont.)
d. Expenses arising from share based payment transactions

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Options expense	22,230	12,412	22,230	12,412
Shares granted but not yet issued to employees	—	14,820	—	14,820
Shares granted and issued to employees	—	9,600	—	9,600

	22,230	36,832	22,230	36,832

e. Other unlisted options issued
During the year the Company issued options as an incentive to entice existing interest bearing noteholders to elect to exchange their notes for secured, non interest bearing notes.
5 options were offered for every 7 secured notes held. A total of 78,217,067 were issued. These options have an expiry date of 24 September 2012 and an exercise price of $0.001.
Refer note 18 for further details.

	2009		2008
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	—	0.001	—	—
Granted during the year	78,217,067	0.001	—	—
Exercised during the year	(1,293,758)	0.001	—	—

Outstanding at the end of the year	76,923,309	0.001	—	—

65 | Page

Metal Storm Limited
Notes to the financial statements
31 December 2009 (cont.)
32. Share-based payments (cont.)
f. Other unlisted options issued
At 31 December the following unlisted options were on issue:

	Exercise Price	2009	2008
Expiry Date	$	Number	Number
14 January 2009	0.400	—	125,000
02 February 2009	0.400	—	100,000
16 February 2009	0.400	—	14,438
24 February 2009	0.400	—	81,250
10 March 2009	0.400	—	8,250
31 March 2009	0.400	—	62,500
05 April 2009	0.400	—	29,500
14 April 2009	0.400	—	1,100,000
10 May 2009	0.400	—	25,000
08 June 2009	0.400	—	25,000
21 June 2009	0.400	—	3,225,000
21 June 2009	1.100	—	40,000
21 June 2009	1.150	—	200,000
30 June 2009	0.400	—	62,500
05 July 2009	0.400	—	75,000
14 July 2009	0.400	—	125,000
04 September 2009	0.400	—	31,250
30 September 2009	0.400	—	62,500
14 October 2009	0.400	—	125,000
24 November 2009	0.400	—	6,250
04 December 2009	0.400	—	31,250
07 December 2009	0.400	—	12,500
31 December 2009	0.400	—	150,000
18 March 2010	0.400	20,000	20,000
31 March 2010	0.400	200,000	200,000
21 June 2010	0.400	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000
30 September 2010	0.400	200,000	200,000
31 December 2010	0.400	218,750	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	76,923,309	—
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
31 March 2013	0.400	168,750	168,750
30 June 2013	0.400	168,750	168,750

		90,195,809	18,989,688

66 | Page

Metal Storm Limited
Directors’ Declaration
In the directors’ opinion:
a)	the financial statements and notes set out on pages 21 to 66 are in accordance with the Corporations Act 2001, including:
a.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

b.	giving a true and fair view of the Company’s and Group’s financial position as at 31 December 2009 and of their performance for the year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.
On behalf of the Board
T J O’Dwyer
Director
Brisbane
Date: 26 February 2010

67 | Page

Metal Storm Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Independent auditor’s report to the members of	Telephone +61 7 3257 5000
Metal Storm Limited	Facsimile +61 7 3257 5999
Report on the financial report
We have audited the accompanying financial report of Metal Storm Limited, which comprises the statements of financial position as at 31 December 2009, and the statements of comprehensive income, statement of changes in equity and statements of cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Metal Storm Limited and the consolidated entity (“Group”). The Group comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101.
Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Liability limited by a scheme approved under Professional Standards Legislation
68 | Page

Metal Storm Limited
(continued)
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion:
(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and group’s financial position as at 31 December 2009 and of their performance for the year ended on that date; and

(ii)	(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and
(b)	the consolidated financial statements and notes and parent entity financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 12 to 18 of the directors’ report for the year ended 31 December 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the Remuneration Report of Metal Storm Limited for the year ended 31 December 2009, complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	Date 26 February 2010
69 | Page

Metal Storm Limited
ASX Additional Information
ASX Additional Information
As at 15 February 2010
Number and class of all securities

	Note	Number
Ordinary Share Capital	(i)	895,076,934
Substantial Secured Convertible Notes	(ii)	109,385,265
Substantial Interest Bearing Convertible Notes	(ii)	32,800,799
Unlisted Options		54,123,521

(i)	All issued ordinary fully paid shares carry one vote per share.

(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2011).
Distribution of Holders of Equity Securities

			Number of
		Number of	substantial
		substantial	interest
		secured	bearing
	Number of	convertible	convertibles
Number of Securities Held	shareholders	note holders	note holders
1 - 1,000	1,527	51	161
1,001 - 5,000	2,651	118	244
5,001 - 10,000	1,183	76	53
10,001 - 100,000	3,082	128	100
100,001 and over	1,103	19	17

	9,546	392	575

Holdings less than a marketable parcel	6,889	168	399

	Fully Paid
	Number	Percentage
Substantial Ordinary Shareholders
ANZ Nominees Limited	68,537,999	7.66
Mr James Michael O’Dwyer	57,011,770	6.37
National Nominees Limited	51,606,861	5.77

	177,156,630	19.80

Substantial Secured Convertible Note Holders
Citicorp Nominees Pty Limited	65,175,812	59.58
Harmony Investment Fund Ltd	32,726,847	29.82

	97,902,659	89.40

Substantial Interest Bearing Convertible Note Holders
PNG Ports Corporation Limited	22,500,000	68.60
Mr Andrew Winston Doyle	1,665,084	5.08

	24,165,084	73.68

70 | Page

Metal Storm Limited
ASX Additional Information (cont.)
Twenty Largest Holders of Substantial Ordinary Shares

			% of
			Issued
Name	Rank	Units	Capital
Anz Nominees Limited <Cash Income A/C>	1.	68,537,999	7.66
Mr James Michael O’dwyer	2.	57,011,770	6.37
National Nominees Limited	3.	51,606,861	5.77
Citicorp Nominees Pty Limited	4.	25,374,404	2.83
O’dwyer Investments Pty Ltd	5.	23,687,184	2.65
Mrs Virginia Warnecke	6.	13,028,577	1.46
Mr Gordon Menzies Wilson	7.	12,025,695	1.34
Mr Andrew Winston Doyle	8.	6,564,036	0.73
Mr Tin Sheung Lau	9.	6,100,000	0.68
Mr Peter Bicevskis	10.	6,000,000	0.67
Mr Robert Wilson	11.	5,912,767	0.66
Mr Graham Bugden	12.	5,771,570	0.64
Mr Zoran Ancevski	13.	5,126,301	0.57
Mr Andrew Winston Doyle	14.	5,010,700	0.56
Mr David Jonathan Gregory	15.	4,771,111	0.53
Mr Paul Jason Melrose	16.	4,080,000	0.46
Mr Franc Joseph Evans	17.	4,000,000	0.45
Mr Gilbert Gavars	18.	4,000,000	0.45
Mrs Jacqueline Martin	19.	4,000,000	0.45
Delphi Systems Pty Ltd	20.	3,517,414	0.39

		316,126,389	35.32

Twenty Largest Holders of Substantial Secured Convertible Notes

			% of
			Issued
Name	Rank	Units	Notes
Citicorp Nominees Pty Limited	1.	65,175,812	59.58
Harmony Investment Fund Ltd	2.	32,726,847	29.92
Nasfund Contributors Savings & Loan Society	3.	1,250,000	1.14
Mr Graham Bugden	4.	1,000,000	0.91
Ms Investments No 2 Pty Ltd	5.	1,000,000	0.91
Delphi Systems Pty Ltd	6.	514,280	0.47
Mr Michael Grant Ring	7.	492,595	0.45
Murrell Aaa Pty Ltd	8.	402,112	0.37
Mrs Wendy O’more	9.	332,384	0.30
Lisab Pty Ltd	10.	260,000	0.24
Mr Dean Button	11.	243,292	0.22
Mr Roger Morgan	12.	205,472	0.19
Mrs Silke Panos + Mr Charles Panos	13.	197,129	0.18
Mr Conrad Silvester + Mrs Jane Eleanor Silvester <C & J Silvester S/Fund A/C>	14.	196,893	0.18
Mr Andrew Bugden	15.	150,000	0.14
Daydreamers Pty Ltd <The Daydreamers Fund A/C>	16.	130,076	0.12
Maxwild Pty Ltd <Maxwild Super Fund Account>	17.	119,995	0.11
Mr Michael Andrew Petty + Mrs Susan Lillian Petty <Msp Superannuation Fund A/C>	18.	112,308	0.10
Abbotsfield Pty Ltd <Bolte Super Fund A/C>	19.	108,398	0.10
Mr Ian Kenneth Liddell + Mrs Mirella Liddell <I&M Liddell Retire Fund A/C>	20.	100,000	0.09

		104,717,593	95.72

71 | Page

Metal Storm Limited
ASX Additional Information (cont.)
Twenty Largest Holders of Substantial Interest Bearing Convertible Notes

			% of
			Issued
Name	Rank	Units	Notes
Png Ports Corporation Limited	1.	22,500,000	68.60
Mr Andrew Winston Doyle	2.	1,665,084	5.08
Raibus Security Services Ltd	3.	1,051,961	3.21
Dupa Ltd	4.	861,775	2.63
Mr Alfred John Milani + Mrs Jennifer Jaye Milani <Potts Point Investments A/C>	5.	750,000	2.29
Keong Lim Pty Limited <Sk Lim Family A/C>	6.	313,247	0.95
Papua New Guinea Mama Graun Conservation Trust Fund Limited	7.	250,000	0.76
Mr Stephen David Veale	8.	201,870	0.62
Evangelical Church Of Papua New Guinea	9.	162,500	0.50
Mr Christopher Ian Wallin + Ms Fiona Kay Wallin + Ms Ann Catherine Wallin <Chris Wallin Superfund A/C>	10.	149,589	0.46
Mr Gabriel Berger	11.	145,612	0.44
Anz Nominees Limited <Cash Income A/C>	12.	130,020	0.40
Ms Lorna May Backhouse	13.	119,193	0.36
Lindway Ivnestments Pty Ltd	14.	118,303	0.36
Musirou Mandiol	15.	112,931	0.34
Mr Arthur Matthew Bugden + Mrs Wendy Joyce Bugden	16.	111,591	0.34
Mrs Lauren Maree Craig	17.	102,888	0.31
Minica Tolimanaram	18.	100,000	0.30
Macglade Pty Ltd	19.	95,165	0.29
Integrated Sales & Marketing Pty Ltd	20.	88,864	0.27

		29,030,593	88.51

72 | Page

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: February 26, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary